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19
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11763

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY) ✗

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Neil Securities Inc FKA WILLIAM O'NEIL & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12655 BEATRICE STREET
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90066 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DON H. DRAKE 310-448-6800

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

350 SOUTH GRAND AVENUE (Address) LOS ANGELES (City) CALIFORNIA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11

AFFIRMATION

We, William J. O'Neil and Don H. Drake, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplementary schedules pertaining to the firm of William O'Neil & Co., Incorporated, as of December 31, 2009, are true and correct. We further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified as that of a customer.

In addition, we affirm that the accompanying financial statements and supplementary schedules of William O'Neil & Co., Incorporated as of December 31, 2009 will be made available to all members or allied members of the organization.

William J. O'Neil
Chief Executive Officer

Don H. Drake
Chief Financial Officer

State of California
County of Los Angeles

Subscribed and affirmed before me on this 24th day of February, 2010, by William J. O'Neil and Don H. Drake, proved to me on the basis of satisfactory evidence to be the persons who appeared before me.

Notary Public

RICHARD C. BRAND II
Commission # 1727106
Notary Public - California
Los Angeles County
My Comm. Expires Feb 25, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (813) 637 4444

Report of Independent Auditors

To the Stockholder and Board of Directors of
William O'Neil & Co., Incorporated

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of William O'Neil & Co., Incorporated and subsidiaries ("the Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2010

William O'Neil & Co., Incorporated and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2009

Assets	
Cash and cash equivalents	$ 7,480,378
Deposits with clearing broker	213,968
Receivable from clearing broker	217,744
Receivable from affiliate	387,432
Loan to affiliate (Note 6)	7,800,000
Receivable for research services, net of allowance of $129,679	580,291
Fixed assets, net	7,872,875
Other assets	1,330,075
Total assets	$ 25,882,763
Liabilities and Stockholder's Equity	
Accrued compensation and benefits	$ 1,881,151
Accrued expenses and payables	2,244,484
Current income taxes payable to parent	6,000
Payable to affiliates	1,490,381
Deferred revenue	1,544,216
Other liabilities	45,361
Total liabilities	7,211,593
Commitments and contingencies (Note 5)	
Stockholder's equity	
Class A voting common stock; $.20 par value, 5,000,000 authorized shares; 647,100 shares issued and outstanding	129,420
Additional paid-in capital	9,561,397
Retained earnings	8,980,353
Total stockholder's equity	18,671,170
Total liabilities and stockholder's equity	$ 25,882,763

The accompanying notes are an integral part of this consolidated financial statement.

1. The Company

William O'Neil & Co., Incorporated (WON & Co. or Company) is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of O'Neil Data Systems, Inc. (ODS), which is a wholly owned subsidiary of Data Analysis Inc. (the Parent). WON & Co. is a member of the Financial Industry Regulatory Authority (FINRA) and the New York Stock Exchange (NYSE).

FINADCO, a California corporation, is an advertising agency and a wholly owned subsidiary of WON & Co. with a principal emphasis on advertising for products produced by affiliates.

Daily Graphs Inc. (DGI), a California corporation, is a wholly owned subsidiary of WON & Co. and is a publisher of stock market research periodicals.

WON & Co. and subsidiaries (collectively referred to herein as the Company) sell data research services to financial institutions and fund managers. WON & Co. is an introducing broker on a fully disclosed basis and clears all customer transactions through Broadcort Correspondent Clearing (Clearing Broker), a wholly owned subsidiary of Merrill Lynch, Pierce, Fenner & Smith, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States (GAAP) and conform to practices within the broker-dealer industry. The consolidated financial statements include the accounts of WON & Co. and its wholly owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

The preparation of consolidated financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the amounts of reported assets and liabilities, as well as, contingent assets and liabilities as of the date of these financial statements. These estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting periods. Although management believes these estimates and assumptions to be reasonably accurate, actual results could differ from the estimates and assumptions used.

Cash and Cash Equivalents

Cash and cash equivalents consists primarily of cash in banks and highly liquid investments with original maturities of less than three months.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions not received (net of fees) as of December 31, 2009. Such amounts were subsequently received by the Company.

2. Summary of Significant Accounting Policies (Continued)

Fixed Assets

Computers, property, equipment and leasehold improvements are carried at cost less accumulated depreciation and amortization. Depreciation on computers, property and equipment is calculated using the straight line method over five years in order to allocate the cost of the assets to their residual values over their estimated useful lives. Leasehold improvements are amortized over the terms of the leases or the estimated useful lives of the improvements, whichever is shorter.

The Company capitalizes certain costs incurred in connection with developing or obtaining internally-used software. Capitalized software costs are generally amortized over five years. Software costs that do not meet capitalization criteria are expensed as incurred.

Income Taxes

Effective January 1, 2009, the shareholders of the Parent elected to convert from a C corporation to an S corporation. As an S corporation, the Parent's shareholders, rather than the Parent, are subject to federal and state income tax on earnings of the Parent. The Company and its subsidiaries elected to be treated as Qualified Subchapter S subsidiaries and file one income tax return with the Parent. It has a tax sharing arrangement with the Parent under which, and pursuant to provisions for accounitng for income taxes, it provides current and deferred tax expense as if it were a separate taxpayer (separate return basis). The Company will continue to be required to pay California franchise tax and state and local income tax in certain states that do not recognize the S-corporation status.

Fair Value of Financial Instruments and its measurement

GAAP requires companies to disclose the fair value of those financial instruments for which it is practical to estimate such values and to disclose the methods and significant assumptions used to estimate those fair values. The Company's financial instruments, which primarily consist of cash and cash equivalents, receivables and payables, approximate fair value either due to their short-term nature or approximation of estimated fair value.

The Company had adopted the policies related to Fair Value Measurements effective January 1, 2008; the adoption of this standard had no effect on the Company's financial statements. The Company did not hold any "Level 3" assets or liabilities (i.e. assets or liabilities whose value is determined by measurement based on unobservable prices or inputs), as of December 31, 2009 or during the year ended December 31, 2009.

The Company does not have any derivative positions existing at December 31, 2009 and did not have any derivative transactions during the year ended December 31, 2009.

Adoption of New Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued FASB Accounting Standards Codification ("Codification") which identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of its financial statements that are in conformity with GAAP. Effective September 2009, WON & Co. has adopted the Codification, which did not have a material impact on WON & Co.'s financial statements.

2. Summary of Significant Accounting Policies (Continued)

Adoption of New Accounting Pronouncements (Continued)

Effective June 2009, WON & Co. adopted a policy related to Subsequent Events which involves accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This adoption did not have any impact on WON & Co.'s financial statements. In preparing the consolidated financial statements, WON & Co. evaluated subsequent events occurring through the date the financial statements were issued, in accordance with WON & Co.'s policy related to disclosures of subsequent events.

3. Fixed Assets

The Company's fixed assets at December 31, 2009 are:

Computers, property, and equipment	$ 9,858,885
Capitalized software costs	5,743,112
Leasehold improvements	1,486,075
Subtotal	17,088,072
Less – Accumulated depreciation and amortization	(9,780,516)
Subtotal	7,307,556
Computer software under development	565,319
Fixed Assets, net	$ 7,872,875

4. Capital

The Company's authorized capital structure is as follows:

	Shares	
	Authorized	Outstanding
Cumulative preferred, 8 percent, $1,000 par value	300	–
Voting common stock, Class A, $.20 par value	5,000,000	647,100
Nonvoting common stock, Class B, $.20 par value	1,000,000	–

5. Commitments and Contingencies

Commitments

The Parent leases property under a capital lease transaction for its headquarters, which also includes the premises occupied by the Company. Rental expense under this capital lease, is shared pro-rata among all affiliates of the Parent, including the Company, on terms and conditions that in substance represent operating leases between the Parent and each of its subsidiaries.

5. Commitments and Contingencies (Continued)

Commitments (Continued)
The Company's share of future minimum rent payments is:

Year Ending December 31,	
2010	$ 481,194
2011	481,194
2012	481,194
2013	481,194
2014	481,194
Thereafter	2,285,672
	$ 4,691,642

Contingencies
The Company is contingently liable for unsecured customer receivables resulting from transactions executed through its clearing broker. No such unsecured receivables existed at December 31, 2009.

Indemnifications
The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. Should a customer not fulfill its obligation on a transaction, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of its customer. The Company's obligation under the indemnification has no maximum amount. All unsettled trades at December 31, 2009 have settled with no resulting liability to the Company. During 2009, the Company did not have a loss due to counterparty failure, and has no obligations outstanding under the indemnification as of December 31, 2009.

In the normal course of business, the Company enters into contracts that contain certain representations, warranties, and indemnifications. The Company's liability under these arrangements is not estimable. However, based on experience the Company expects the risk of material loss to be remote.

6. Related Party Transactions

In the ordinary course of business, the Company provides and utilizes services to and from affiliated companies of the Parent. Receivables from such affiliate transactions are represented as receivables from affiliates in the consolidated statement of financial condition. Any and all such affiliate receivables that may ultimately become uncollectible will be paid in full by the Parent. In the opinion of management, the Parent has the financial ability and intent to pay any amounts which may be required. Loan to affiliate of $7,800,000 at December 31, 2009 represents a loan by Daily Graphs Inc. to ODS. The amount is non-interest bearing and payable on demand.

7. Employee Benefit Plan

The Parent established the Data Analysis Inc. Investment Plan and Trust (the Plan), which covers substantially all of the Company's employees. Under this Plan, authorized under Section 401(k) of the Internal Revenue Code, an employee may defer up to 100 percent of pre-tax salary subject to the annual dollar limitation, and other restrictions, established by the IRS. The Company has not contributed to the Plan.

8. Income Taxes

As a result of the S corporation election effective January 1, 2009, the Parent and the Company, both, are not subject to federal taxation on income subsequent to the date of election. Any federal income taxes are the direct responsibility of the Parent's shareholders. The California S corporation election reduces but does not eliminate the tax liability of the Company. In addition, the Company is subject to tax by certain other state and local tax jurisdictions that do not recognize the S corporation election.

The S corporation election subjects the Company to a net built-in gains ("BIG") tax for which the Company would accrue a deferred tax liability. This tax relates primarily to appreciation of certain assets that existed on the date of conversion to S corporation status. Payment of this tax, if required, is limited to a ten-year recognition period. As of December 31, 2009, the Company has determined that it has no anticipated BIG that require a deferred tax liability to be recorded.

The Company adopted the authoritative guidance on Accounting for Uncertainty in Income Taxes on January 1, 2009, which required Management to determine whether a tax position of the company is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax position meeting the more likely than not threshold, the tax amount recognized in the financial statements is reduced by the largest benefit that has a greater then fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Management has determined that there was no impact on the financial statements from the Company's adoption of this authoritative guidance.

The statutory periods for examining the Company's federal income tax returns through fiscal year 2005 have expired. The Company remains subject to examination by the Internal Revenue Service for the years 2006-2008 and certain state jurisdictions for various years. The Company is currently under audit by the Internal Revenue Service for the tax year ended December 31, 2007. No adjustments have been proposed to date.

9. Net Capital Requirements – SEC Rule 15c3-1

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customers' transactions, as defined. At December 31, 2009, the Company had net capital of $3,148,578, which was $2,898,578 in excess of the amount required.

9. Net Capital Requirements – SEC Rule 15c3-1 (Continued)

The Company is exempt from the provisions of Rule 15c3-3 pursuant to paragraph k(2)(ii) of such Rule under the Securities Exchange Act of 1934. As the Company does not have aggregate debit balances arising from customers' transactions, the Company's minimum net capital requirement is $250,000.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	DGI	FINADCO
Total assets	$ 9,393,463	$ 312,500
Total liabilities	3,435,447	253,402
Total stockholder's equity	5,958,016	59,098

These accounts of the subsidiaries are not included in WON & Co.'s computation of net capital.

11. Subsequent Event

On February 1, 2010, WON & Co., underwent a spin-off that separated its broker-dealer and investment advisory businesses. The registered broker-dealer, called O'Neil Securities, Inc. (ONS), continues to operate as an introducing broker on a fully disclosed basis, while William O'Neil & Co., Incorporated (WON & Co.) provides data research services to financial institutions and fund managers as an investment adviser registered with the State of California. FINADCO and DGI have remained subsidiaries of WON & Co., and both ONS and WON & Co. have remained subsidiaries of ODS.

William O'Neil & Co., Incorporated and Subsidiaries

Report on Statement of Financial Condition
As of December 31, 2009